UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

(Name of Subject Company and Filing Person (Issuer))

Series D Cumulative Convertible Preferred Stock
(Title of Class of Securities)

963025606
(CUSIP Number of Class of Securities)

Amendment No. 5

to

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

(Name of the Issuer and Person Filing Statement)

Series D Cumulative Convertible Preferred Stock

(Title of Class of Securities)

963025606

(CUSIP Number of Class of Securities)

M. Andrew Franklin

Chief Executive Officer and President

2529 Virginia Beach Blvd.
Virginia Beach, Virginia 23452
(757) 627-9088
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Daniel P. Raglan, Esq.
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
(212) 504-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the “Company”), amends and supplements its Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO, as amended (the “Schedule TO”) relating to the revised offer (the “Revised Exchange Offer”) by the Company to exchange up to an aggregate of 2,112,103 shares of the Company’s Series D Cumulative Convertible Preferred Stock (the “Series D Preferred Stock”), which represents 67% of the outstanding Series D Preferred Stock validly tendered, not validly withdrawn and validly accepted in the Revised Exchange Offer for the Company’s newly issued (i) 6.00% Subordinated Convertible Notes due 2028 (the “Notes”), and (ii) common stock, $0.01 par value per share (“Common Stock”). This amendment constitutes Amendment No. 5 to the Schedule TO.

In exchange for each share of Series D Preferred Stock that is validly tendered on or prior to 11:59 p.m., New York City time, on January 20, 2023 (the “Expiration Date and Time”) not validly withdrawn and validly accepted by the Company for exchange, tendering holders of Series D Preferred Stock will be eligible to receive (i) $16.00 in principal amount of the Notes, and (ii) 0.5 shares of Common Stock. The Exchange Offer commenced on November 22, 2022 and the Revised Exchange Offer will expire at the Expiration Date and Time, unless extended or earlier terminated by the Company. The Revised Exchange Offer will be made upon the terms and subject to the conditions set forth in the preliminary Prospectus Supplement (the “Prospectus”), which is filed as exhibit (a)(1)(iv) hereto, to the Prospectus/Consent Solicitation dated November 22, 2022 (the “Initial Prospectus”), which is filed as exhibit (a)(1)(i) hereto, as amended by Prospectus Supplement No. 1 to the Initial Prospectus, dated December 15, 2022, which is filed as exhibit (a)(1)(ii) hereto, and Prospectus Supplement No. 2 to the Initial Prospectus, dated December 23, 2022, which is filed as exhibit (a)(1)(iii) hereto.

As all shares of Series D Preferred Stock are held in book-entry form at The Depository Trust Company (“DTC”), no letter of transmittal will be used in connection with the Revised Exchange Offer. The valid transmission for acceptance through DTC’s Automated Tender Program (“ATOP”) will constitute delivery of shares of Series D Preferred Stock and/or consents in connection with the Revised Exchange Offer. There are no guaranteed delivery procedures for the Revised Exchange Offer.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-3 and 13e-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Information set forth in the Prospectus is incorporated herein by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1. Summary Term Sheet. The information set forth in the Prospectus in the sections titled “Questions and Answers About the Revised Exchange Offer and Consent Solicitation” and “The Revised Exchange Offer and Consent Solicitation Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the subject company and the filing person is Wheeler Real Estate Investment Trust, Inc. The address of its principal executive offices is 2529 Virginia Beach Blvd., Virginia Beach, Virginia. Its telephone number is (757) 627-9088.

(b) Securities. The subject class of securities is the Company’s Series D Cumulative Convertible Preferred Stock. There are 3,152,392 shares of Series D Cumulative Convertible Preferred Stock issued and outstanding as of January 3, 2023.

(c) Trading Market and Price. The information set forth in the Prospectus in the section titled “Market Price for Common Stock and Series D Preferred Stock” is incorporated herein by reference.

The following table describes the per share high and low sales prices, as reported by The Nasdaq Capital Market (“Nasdaq”), for shares of the Series D Preferred Stock for the quarterly periods indicated.

	High	Low
2020
First Quarter	$15.57	$4.50
Second Quarter	$12.21	$6.75
Third Quarter	$15.75	$11.46
Fourth Quarter	$18.20	$14.32
2021
First Quarter	$18.72	$16.94
Second Quarter	$18.75	$17.80
Third Quarter	$18.10	$15.02
Fourth Quarter	$17.00	$12.56
2022
First Quarter	$15.55	$12.81
Second Quarter	$14.95	$13.18
Third Quarter	$13.98	$11.01
Fourth Quarter	$13.37	$10.01
2023
First Quarter (through January 3, 2023)	$13.51	$12.96

Item 3. Identity and Background of Filing Person.

(a) Name and Address. Wheeler Real Estate Investment Trust, Inc. is the filing person and subject company. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO and are incorporated herein by reference.

The address of each of the following directors and executive officers is c/o Wheeler Real Estate Investment Trust, Inc., 529 Virginia Beach Blvd., Virginia Beach, VA., and each such person’s telephone number is (757) 627-9088: Michelle D. Bergman (Director), E.J. Borrack (Director), Kerry G. Campbell (Director), Stefani D. Carter (Director), Saverio M. Flemma (Director), Megan Parisi (Director), Joseph D. Stilwell (Director), M. Andrew Franklin (Chief Executive Officer and President), and Crystal Plum (Chief Financial Officer).

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Prospectus in the sections titled “Questions and Answers About the Revised Exchange Offer and Consent Solicitation”, “Certain Information About the Revised Exchange Offer and Consent Solicitation”, “Risk Factors”, “The Revised Exchange Offer and Consent Solicitation Summary”, “Description of Securities”, “Description of the Exchange Notes”, and “Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(b) Purchases. To the Company’s knowledge, certain of the directors and executive officers of the Company, directly or indirectly, beneficially own shares of the Series D Preferred Stock and will participate in the Revised Exchange Offer. The information set forth in the Prospectus in the sections titled “Interests of Directors, Executive Officers and Others” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The terms of the Common Stock, Series A Preferred Stock, Series B Convertible Preferred Stock and Series D Preferred Stock are governed by the Company’s charter, filed as Exhibits (d)(1), (d)(2) (d)(3), (d)(4), (d)(5), (d)(6), (d)(7), (d)(8), (d)(9) and (d)(10) hereto. The terms of the Company’s 7.00% Subordinated Convertible Notes Due 2031 are governed by the Indenture, dated as of August 13, 2021, between the Company and Wilmington Savings Fund Society, FSB, as trustee, filed as Exhibit (d)(11) hereto. The Company’s Registration Rights Agreements are filed as Exhibits (d)(12) and (d)(13) hereto.

The information set forth in the Prospectus in the sections titled “Description of Securities”, “Executive Compensation” and “Director Compensation” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Prospectus in the sections titled “Questions and Answers About the Revised Exchange Offer and Consent Solicitation”, “The Revised Exchange Offer and Consent Solicitation – Purpose of the Revised Exchange Offer and Consent Solicitation”, “Description of Business”, and “Special Factors – Determination of Fairness of the Revised Exchange Offer and Consent Solicitation by the Company” is incorporated herein by reference.

(b) Use of Securities Acquired. Shares of Series D Preferred Stock accepted for exchange by the Company in the Revised Exchange Offer will be cancelled.

(c) Plans.

(1)	The information set forth in the Prospectus in the sections titled “Description of Business”, “Special Factors – Determination of Fairness of the Revised Exchange Offer and Consent Solicitation by the Company”, “The Revised Exchange Offer and Consent Solicitation – Purpose of the Revised Exchange Offer and Consent Solicitation” and “The Revised Exchange Offer and Consent Solicitation – Consequences of Failure to Participate” is incorporated herein by reference.

(2)	The information set forth in the Prospectus in the sections titled “Description of Business”, “Special Factors – Determination of Fairness of the Revised Exchange Offer and Consent Solicitation by the Company”, “The Revised Exchange Offer and Consent Solicitation – Purpose of the Revised Exchange Offer and Consent Solicitation”, and “The Revised Exchange Offer and Consent Solicitation – Consequences of Failure to Participate” is incorporated herein by reference.

(3)	The information set forth in the Prospectus in the sections titled “Special Factors – Determination of Fairness of the Revised Exchange Offer and Consent Solicitation by the Company”, “The Revised Exchange Offer and Consent Solicitation – Purpose of the Revised Exchange Offer and Consent Solicitation”, “The Revised Exchange Offer and Consent Solicitation – Consequences of Failure to Participate” and “Description of Business – Dividend Policy” is incorporated herein by reference.

(4)	None.

(5)	The information set forth in the Prospectus in the sections titled “Special Factors – Determination of Fairness of the Revised Exchange Offer and Consent Solicitation by the Company”, “The Revised Exchange Offer and Consent Solicitation – Purpose of the Revised Exchange Offer and Consent Solicitation”, and “The Revised Exchange Offer and Consent Solicitation – Consequences of Failure to Participate” is incorporated herein by reference.

(6)	The Company believes that the Revised Exchange Offer has a reasonable likelihood of causing the Series D Preferred Stock to be delisted from Nasdaq.

(7)	The Company believes that the Revised Exchange Offer has a reasonable likelihood of causing the Series D Preferred Stock to be eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

(8)	None.

(9)	The information set forth in the Prospectus in the sections titled “Special Factors – Determination of Fairness of the Revised Exchange Offer and Consent Solicitation by the Company”, “The Revised Exchange Offer and Consent Solicitation – Purpose of the Revised Exchange Offer and Consent Solicitation”, “The Revised Exchange Offer and Consent Solicitation – Conditions of the Revised Exchange Offer”, and “Capitalization” is incorporated herein by reference.

(10)	None.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Prospectus in the sections titled “Questions and Answers About the Revised Exchange Offer and Consent Solicitation” and “The Revised Exchange Offer and Consent Solicitation – Terms of the Revised Exchange Offer and Consent Solicitation” is incorporated herein by reference. The total consideration being offered to all of the holders of Series D Preferred Stock (assuming 67% of the shares of Series D Preferred Stock are tendered in the Revised Exchange Offer) is (i) $33,793,648 in aggregate principal amount of newly issued Exchange Notes, and (ii) 1,056,052 shares of newly issued Common Stock.

(b) Conditions. The information set forth in the Prospectus in the sections titled “Questions and Answers About the Revised Exchange Offer and Consent Solicitation”, “The Revised Exchange Offer and Consent Solicitation – Terms of the Revised Exchange Offer and Consent Solicitation” and “The Revised Exchange Offer and Consent Solicitation – Conditions of the Revised Exchange Offer” is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8. Interest in the Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the section of the Prospectus entitled “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities Transactions. Neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Series D Preferred Stock in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the sections of the Prospectus titled “The Revised Exchange Offer and Consent Solicitation – Information Agent” and “The Revised Exchange Offer and Consent Solicitation – Dealer Manager and Solicitation Agent” is incorporated herein by reference. None of the Company, its Board of Directors, its officers or employees, the paying agent, security registrar and exchange agent, information agent, the Notes trustee, or the dealer manager and solicitation agent, nor any other person, is making a recommendation as to whether any holder of Series D Preferred Stock should tender shares of Series D Preferred Stock and consent to the Proposed Amendments.

Item 10. Financial Statements.

(a) Financial Information. The financial information of the Company included in the Prospectus is incorporated by reference herein. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the Securities and Exchange Commission (the “SEC”) prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Revised Exchange Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

The book value per share of the Series D Preferred Stock as of September 30, 2022 was $31.49.

(b) Pro Forma Information. The pro forma financial information set forth in the section of the Prospectus titled “Unaudited Pro Forma Financial Information” is incorporated herein by reference.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Prospectus in the section titled “The Revised Exchange Offer and Consent Solicitation – Conditions of the Revised Exchange Offer” is incorporated herein by reference.

(c) Other Material Information. The information set forth in the Prospectus is incorporated herein by reference.

Item 12. Exhibits.

Exhibit	Description
(a)(1)(i)	Prospectus/Consent Solicitation dated November 22, 2022 (the “Initial Prospectus”) (incorporated by reference to the Company’s filing on November 22, 2022 pursuant to Rule 424(b)(3) (Reg. No. 333-268080) under the Securities Act of 1933).
(a)(1)(ii)

Prospectus Supplement No. 1 to the Initial Prospectus (incorporated by reference to the Company’s filing on December 15, 2022 pursuant to Rule 424(b)(3) (Reg. No. 333-268080) under the Securities Act of 1933).

(a)(1)(iii)	Prospectus Supplement No. 2 to the Initial Prospectus (incorporated by reference to the Company’s filing on December 23, 2022 pursuant to Rule 424(b)(3) (Reg. No. 333-268080) under the Securities Act of 1933).
(a)(1)(iv)	Preliminary Prospectus Supplement dated January 5, 2023 (incorporated by reference to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4 filed with the SEC on January 5, 2023).

(a)(4)	The Prospectus (see Exhibit (a)(1)(iv)).
(a)(5)	Amended Terms of Series D Preferred Stock (proposed amendments to the substantive terms of the Series D Preferred Stock as set forth in the Articles Supplementary filed with SDAT on September 16, 2016) (included as Annex A to the Prospectus (see Exhibit a(1)(iv)).
(b)	Not applicable.
(d)(1)	Articles of Amendment and Restatement of Wheeler Real Estate Investment Trust, Inc. filed with SDAT on August 5, 2016 (Filed as exhibit 3.1 to Form 8-K, filed on August 8, 2016).
(d)(2)	Articles Supplementary of Wheeler Real Estate Investment Trust, Inc. filed with SDAT on September 16, 2016 (Filed as exhibit 3.1 to Form 8-K, filed on September 20, 2016).
(d)(3)	Articles Supplementary of Wheeler Real Estate Investment Trust, Inc. filed with SDAT on December 1, 2016 (Filed as exhibit 3.1 to Form 8-K, filed on December 5, 2016).
(d)(4)	Articles of Amendment of Wheeler Real Estate Investment Trust, Inc., filed with SDAT on March 28, 2017 (Filed as exhibit 3.1 to Form 8-K, filed on April 3, 2017).
(d)(5)	Articles of Amendment of Wheeler Real Estate Investment Trust, Inc., filed with SDAT on March 28, 2017 (Filed as exhibit 3.2 to Form 8-K, filed on April 3, 2017).
(d)(6)	Articles of Amendment of Wheeler Real Estate Investment Trust, Inc. filed with SDAT on May 29, 2016 (Filed as exhibit 3.1 to Form 8-K, filed on May 29, 2020).
(d)(7)	Certificate of Correction of Articles Supplementary of Wheeler Real Estate Investment Trust, Inc. filed with SDAT on May 3, 2018 (Filed as exhibit 3.1 to Form 8-K, filed on May 4, 2018).
(d)(8)	Articles Supplementary of Wheeler Real Estate Investment Trust, Inc. filed with SDAT on July 8, 2021 (Filed as exhibit 3.1 to Form 8-K, filed on July 8, 2021).
(d)(9)	Articles of Amendment of Wheeler Real Estate Investment Trust, Inc. filed with SDAT on November 5, 2021 (Filed as exhibit 3.1 to Form 8-K, filed on November 5, 2021).
(d)(10)	Articles of Amendment of Wheeler Real Estate Investment Trust, Inc. filed with SDAT on November 29, 2021 (Filed as exhibit 3.1 to Form 8-K, filed on November 29, 2021).
(d)(11)	Indenture, dated as of August 13, 2021 between Wheeler Real Estate Investment Trust Inc. and Wilmington Savings Fund Society, FSB., as trustee (including form of Note). (Filed as exhibit 4.1 to Form 8-K, filed on August 16, 2021).
(d)(12)	Registration Rights Agreement, dated December 22, 2020 (Filed as exhibit 10.3 to Form 8-K, filed on December 23, 2020).
(d)(13)	Registration Rights Agreement dated March 12, 2021 (Filed as exhibit 10.3 to Form 8-K, filed on March 12, 2021).
(g)	Not applicable.
(h)

Opinion of Williams Mullen P.C. regarding certain tax matters (including consent) (incorporated by reference to Exhibit 8.1 of the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4 filed with the SEC on January 5, 2023).

107	Filing Fee Table.

Item 13. Information Required by Schedule 13E-3. The following sets forth the information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Prospectus is incorporated herein by reference to the items required by Schedule 13E-3.

Item 2 of Schedule 13E-3. Subject Company Information.

(d) Dividends. The information set forth in the Prospectus in the sections titled “Questions and Answers About the Revised Exchange Offer and Consent Solicitation”, “Special Factors – Determination of Fairness of the Revised Exchange Offer and Consent Solicitation by the Company”, and “Description of Business – Dividend Policy” is incorporated herein by reference.

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The Company through “modified Dutch auction” tender offers on the Series D Preferred accepted for purchase 387,097 shares at a purchase price of $15.50 per share, for an aggregate cost of $6.00 million on March 12, 2021 and 103,513 shares of Series D Preferred at a purchase price of $18.00 per share, for an aggregate cost of $1.86 million on May 15, 2021, both excluding fees and expenses.

Wheeler REIT, L.P., the Company’s operating partnership, purchased 71,343 shares of the Series D Preferred Stock on September 22, 2020 from an unaffiliated investor in a privately negotiated transaction.

The information set forth in the Prospectus in the section titled “The Revised Exchange Offer and Consent Solicitation – Purpose of the Revised Exchange Offer and Consent Solicitation” is incorporated herein by reference.

Item 3 of Schedule 13E-3. Identity and Background of the Filing Person.

(b) Business and Background of Entities. None.

(c) Business and Background of Natural Persons. None.

Item 4 of Schedule 13E-3. Terms of the Transaction.

(c) Different Terms. None.

(d) Appraisal Rights. The information set forth in the Prospectus in the sections titled “Questions and Answers About the Revised Exchange Offer and Consent Solicitation – Terms of the Revised Exchange Offer and Consent Solicitation”, and “The Revised Exchange Offer and Consent Solicitation – No Appraisal Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. The Notes offered in exchange for the Series D Preferred Stock have no established trading market. The Company intends to apply for the listing of the Notes on Nasdaq under the ticker symbol “WHLRZ”. The Common Stock issuable pursuant to the Revised Exchange Offer will be freely tradable on Nasdaq, except to the extent held by affiliates of the Company. The Company intends to file a supplemental listing application with respect to the shares of Common Stock newly issued in connection with the Revised Exchange Offer.

Item 5 of Schedule 13E-3. Past Contracts, Transactions, Negotiations and Agreements.

Transactions.

(a)(1) None.

(a)(2) On October 29, 2019, Stilwell Value Partners VII, L.P., Stilwell Activist Fund, L.P., Stilwell Activist Investments, L.P., Stilwell Value LLC, and Joseph Stilwell, director of the Company (collectively, the “Stilwell Group”), a beneficial owner of our common stock, filed a proxy statement with the SEC in connection with the Company’s 2019 annual meeting (the “Stilwell Solicitation”). Current director Joseph Stilwell is the owner and managing member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners VII, L.P., Stilwell Activist Fund, L.P., and Stilwell Activist Investments, L.P. At the 2019 annual meeting, stockholders elected three nominees designated by the Stilwell Group to the Board of Directors. The Stilwell Group disclosed in the Stilwell Solicitation that it intended to seek reimbursement of the expenses it incurred in connection with such solicitation. The Company agreed to reimburse the Stilwell Group for the approximate $440,000 of expenses it incurred in connection with the Stilwell Solicitation. Approximately $70,000 of such expenses were paid in 2020, and the balance was paid in 2021.

The information set forth in the Prospectus in the sections titled “Description of Securities”, “Executive Compensation” and “Director Compensation” is incorporated herein by reference.

Significant Corporate Events.

(b)(1) None.

(b)(2) None.

(b)(3) None.

(b)(4) The information set forth in the Prospectus in the sections titled “The Revised Exchange Offer and Consent Solicitation – Purpose of the Revised Exchange Offer and Consent Solicitation” and “Special Factors – Determination of Fairness of the Revised Exchange Offer and Consent Solicitation by the Company” is incorporated herein by reference.

(b)(5) The information set forth in the Prospectus in the section titled “Special Factors – Determination of Fairness of the Revised Exchange Offer and Consent Solicitation by the Company” is incorporated herein by reference.

(b)(6) The information set forth in the Prospectus in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Business” is incorporated herein by reference.

(c) Negotiations or Contacts. The information set forth in the Prospectus in the sections titled “Special Factors – Determination of Fairness of the Revised Exchange Offer and Consent Solicitation by the Company”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Business” is incorporated herein by reference.

Item 7 of Schedule 13E-3. Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Prospectus in the sections titled “The Revised Exchange Offer and Consent Solicitation – Purpose of the Revised Exchange Offer and Consent Solicitation” and “The Revised Exchange Offer and Consent Solicitation Summary” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Prospectus in the sections titled “Questions and Answers About the Revised Exchange Offer and Consent Solicitation”, “Special Factors – Determination of Fairness of the Revised Exchange Offer and Consent Solicitation by the Company”, and “The Revised Exchange Offer and Consent Solicitation – Purpose of the Revised Exchange Offer and Consent Solicitation” is incorporated herein by reference.

(c) Reasons. The information set forth in the Prospectus in the sections titled “Questions and Answers About the Revised Exchange Offer and Consent Solicitation”, “Special Factors – Determination of Fairness of the Revised Exchange Offer by the Company” and “The Revised Exchange Offer – Reasons for the Revised Exchange Offer” is incorporated herein by reference.

(d) Effects. The information set forth in the Prospectus in the sections titled “Questions and Answers About the Revised Exchange Offer and Consent Solicitation”, “The Revised Exchange Offer and Consent Solicitation Summary”, “Special Factors – Determination of Fairness of the Revised Exchange Offer and Consent Solicitation by the Company”, and “Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

Item 8 of Schedule 13E-3. Fairness of the Transaction.

(a) Fairness. The information set forth in the Prospectus in the section titled “Special Factors – Determination of Fairness of the Revised Exchange Offer by the Company” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Prospectus in the section titled “Special Factors – Determination of Fairness of the Revised Exchange Offer and Consent Solicitation by the Company” is incorporated herein by reference.

(c) Approval of Security Holders. The Revised Exchange Offer is not structured so that approval of at least a majority of unaffiliated Company shareholders is required. The information set forth in the Prospectus in the sections titled “The Revised Exchange Offer and Consent Solicitation Summary”, “The Revised Exchange Offer and Consent Solicitation – Conditions of the Revised Exchange Offer”, “The Revised Exchange Offer and Consent Solicitation – Consent Solicitation Provisions”, and “Special Factors – Determination of Fairness of the Revised Exchange Offer and Consent Solicitation by the Company” is incorporated herein by reference.

(d) Unaffiliated Representative. An unaffiliated representative was not engaged by the Company’s Board of Directors to act solely on behalf of the unaffiliated shareholders of the Company for purposes of negotiating the terms of the Revised Exchange Offer. The information set forth in the Prospectus in the sections titled “Risk Factors – Risks Related to the Revised Exchange Offer and Consent Solicitation”, and “Special Factors – Determination of Fairness of the Revised Exchange Offer and Consent Solicitation by the Company” is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Prospectus in the section titled “Special Factors – Determination of Fairness of the Revised Exchange Offer and Consent Solicitation by the Company” is incorporated herein by reference.

(f) Other Offers. Not applicable.

Item 9 of Schedule 13E-3. Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal. The Company has not received any report, opinion or appraisal from an outside party with respect to the Revised Exchange Offer. The information set forth in the Prospectus in the section titled “Special Factors – Determination of Fairness of the Revised Exchange Offer and Consent Solicitation by the Company” is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. None.

(c) Availability of Documents. None.

Item 10 of Schedule 13E-3. Source and Amounts of Funds or Other Consideration.

(c) Expenses. The information set forth in the Prospectus in the section titled “The Revised Exchange Offer – Costs of the Revised Exchange Offer and Consent Solicitation” is incorporated herein by reference.

Item 12 of Schedule 13E-3. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Prospectus in the section titled “Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

(e) Recommendations of Others. The information set forth in the Prospectus in the sections titled “Interests of Directors, Executive Officers and Others” and “The Revised Exchange Offer and Consent Solicitation – No Recommendation” is incorporated herein by reference.

Item 14 of Schedule 13E-3. Persons/Assets, Retained, Employed, Compensated or Used.

(b) Employees and Corporate Assets. None.

Item 16 of Schedule 13E-3. Exhibits.

(c) None.

(f) None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2022

Wheeler Real Estate Investment Trust, Inc.

By:	/s/ M. Andrew Franklin
Name: M. Andrew Franklin
Title: Chief Executive Officer and President

EXHIBIT INDEX

Exhibit	Description
(a)(1)(i)

Prospectus/Consent Solicitation dated November 22, 2022 (the “Initial Prospectus”) (incorporated by reference to the Company’s filing on November 22, 2022 pursuant to Rule 424(b)(3) (Reg. No. 333-268080) under the Securities Act of 1933).

(a)(1)(ii)

Prospectus Supplement No. 1 to the Initial Prospectus (incorporated by reference to the Company’s filing on December 15, 2022 pursuant to Rule 424(b)(3) (Reg. No. 333-268080) under the Securities Act of 1933).

(a)(1)(iii)	Prospectus Supplement No. 2 to the Initial Prospectus (incorporated by reference to the Company’s filing on December 23, 2022 pursuant to Rule 424(b)(3) (Reg. No. 333-268080) under the Securities Act of 1933).
(a)(1)(iv)	Preliminary Prospectus Supplement dated January 5, 2023 (incorporated by reference to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4 filed with the SEC on January 5, 2023).

(a)(4)	The Prospectus (see Exhibit (a)(1)(iv)).
(a)(5)	Amended Terms of Series D Preferred Stock (proposed amendments to the substantive terms of the Series D Preferred Stock as set forth in the Articles Supplementary filed with SDAT on September 16, 2016) (included as Annex A to the Prospectus (see Exhibit a(1)(iv)).
(b)	Not applicable.
(d)(1)	Articles of Amendment and Restatement of Wheeler Real Estate Investment Trust, Inc. filed with SDAT on August 5, 2016 (Filed as exhibit 3.1 to Form 8-K, filed on August 8, 2016).
(d)(2)	Articles Supplementary of Wheeler Real Estate Investment Trust, Inc. filed with SDAT on September 16, 2016 (Filed as exhibit 3.1 to Form 8-K, filed on September 20, 2016).
(d)(3)	Articles Supplementary of Wheeler Real Estate Investment Trust, Inc. filed with SDAT on December 1, 2016 (Filed as exhibit 3.1 to Form 8-K, filed on December 5, 2016).
(d)(4)	Articles of Amendment of Wheeler Real Estate Investment Trust, Inc., filed with SDAT on March 28, 2017 (Filed as exhibit 3.1 to Form 8-K, filed on April 3, 2017).
(d)(5)	Articles of Amendment of Wheeler Real Estate Investment Trust, Inc., filed with SDAT on March 28, 2017 (Filed as exhibit 3.2 to Form 8-K, filed on April 3, 2017).
(d)(6)	Articles of Amendment of Wheeler Real Estate Investment Trust, Inc. filed with SDAT on May 29, 2016 (Filed as exhibit 3.1 to Form 8-K, filed on May 29, 2020).
(d)(7)	Certificate of Correction of Articles Supplementary of Wheeler Real Estate Investment Trust, Inc. filed with SDAT on May 3, 2018 (Filed as exhibit 3.1 to Form 8-K, filed on May 4, 2018).
(d)(8)	Articles Supplementary of Wheeler Real Estate Investment Trust, Inc. filed with SDAT on July 8, 2021 (Filed as exhibit 3.1 to Form 8-K, filed on July 8, 2021).
(d)(9)	Articles of Amendment of Wheeler Real Estate Investment Trust, Inc. filed with SDAT on November 5, 2021 (Filed as exhibit 3.1 to Form 8-K, filed on November 5, 2021).
(d)(10)	Articles of Amendment of Wheeler Real Estate Investment Trust, Inc. filed with SDAT on November 29, 2021 (Filed as exhibit 3.1 to Form 8-K, filed on November 29, 2021).
(d)(11)	Indenture, dated as of August 13, 2021 between Wheeler Real Estate Investment Trust Inc. and Wilmington Savings Fund Society, FSB., as trustee (including form of Note). (Filed as exhibit 4.1 to Form 8-K, filed on August 16, 2021).
(d)(12)	Registration Rights Agreement, dated December 22, 2020 (Filed as exhibit 10.3 to Form 8-K, filed on December 23, 2020).
(d)(13)	Registration Rights Agreement dated March 12, 2021 (Filed as exhibit 10.3 to Form 8-K, filed on March 12, 2021).
(g)	Not applicable.
(h)	Opinion of Williams Mullen P.C. regarding certain tax matters (including consent) (incorporated by reference to Exhibit 8.1 of the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4 filed with the SEC on January 5, 2023).

107	Filing Fee Table.